Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrown.com

June 22, 2010

Via U.S. Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams

                  Amanda Ravitz

Re:	WFN Credit Company, LLC

Amendment No. 1 to Registration Statement on Form S-3

Filed May 24, 2010

File No. 333-166240

On behalf of WFN Credit Company, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated June 10, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from Amendment No. 1 as filed on May 24, 2010, as well as two clean copies of Amendment No. 2 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 2.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

June 22, 2010

Base Prospectus

Paired Series, page 69

1.	We note your response to our prior comment 4. Please revise the use of proceeds discussion on page 55 for consistency.

Response

In our prior response to comment 4, we indicated that the portion of the issuance proceeds deposited to a prefunding account will not be used to retire existing series. As collections on the credit card receivables in the master trust are applied to make principal payments on the paired series of notes or deposited into a principal accumulation account for this purpose, a corresponding amount of funds are released from the prefunding account to the depositor and the collateral amount of the new series (i.e. the amount of receivables supporting such series) is increased.

On page 58, the base indicates that the proceeds of a new series may be used to retire an existing series. We do not believe that this statement is inconsistent with the response to prior comment number 4. If the proceeds of a series are not deposited to a prefunding account, the proceeds of that series may instead be applied on the issuance date to reduce the outstanding principal amount of a series of variable funding notes that were previously sold in a private placement. Please refer to the new paragraph added on page 61, which provides additional information concerning the terms of variable funding notes. By reducing the outstanding principal amount of the previously issued series of variable funding notes, a corresponding amount of the receivables that had supported the previously issued series will become available to support the newly issued series.

2.	Please revise here to clarify that in no event will the amount of the prefunding account exceed 50% of the aggregate amount of the principal balance of the receivables for that series.

Response

We have revised the disclosure on page 71 to clarify that in no event will the amount of the prefunding account exceed 50% of the aggregate principal balance of the total asset pool whose cash flows support the securities.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Julie A. Gillespie at (312) 701-7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Mayer Brown LLP

June 22, 2010

Sincerely,

/s/ Julie A. Gillespie

Julie A. Gillespie

cc:	Hugh Hayden